4500 W. Tropicana Avenue • Las Vegas, Nevada • 89103 • 702-365-7111 • Fax 702-365-7566

April 10, 2003
VIA EDGAR AND FACSIMILE Division of Corporate Finance Securities and Exchange Commission Judiciary Plaza 450 5th Street, N.W. Washington, D.C. 20549

Re:	Coast Casinos, Inc. Registration Statement on Form S-1 Registration No. 333-89116

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Coast Casinos, Inc. (the “Registrant”) hereby requests the withdrawal of the above-referenced Registration Statement (together with all exhibits, amendments or supplements thereto, the “Registration Statement”) filed with the Securities and Exchange Commission.

        The Registrant confirms that none of its securities were sold pursuant to the Registration Statement. Effectiveness of the Registration Statement has not been granted. The grounds on which the Registrant makes this application are that there is no longer a present intention to offer or sell the securities under the Registration Statement. Accordingly, the Registrant hereby applies for consent to the immediate withdrawal of the Registration Statement.

        Please contact the undersigned (tel. 702-365-7006) or Karen E. Bertero of Gibson, Dunn & Crutcher LLP (tel. 213-229-7360), should you have any questions regarding the foregoing.

Very truly yours, COAST CASINOS, INC.
By:	/s/ Barry Lieberman
Barry Lieberman General Counsel